SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                         FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                       NETSCAPE COMMUNICATIONS CORPORATION
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
                         (Title of Class of Securities)

                                    641149109
                      (CUSIP Number of Class of Securities)

                              Sheila A. Clark, Esq.
                     Vice President, Acting General Counsel
                             and Assistant Secretary
                              America Online, Inc.
                                  22000 AOL Way
                           Dulles, Virginia 20166-9323
                                 (703) 265-1000

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                             Louis A. Goodman, Esq.
                    Skadden, Arps, Slate, Meagher & Flom, LLP
                           One Beacon St., 31st Floor
                              Boston, MA 02108-3194
                                 (617) 573-4800

                                November 23, 1998
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) America Online, Inc.
         54-1322110

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                                       (a)
                                                                       (b) X

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS*
         WC

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

                                        (7)     SOLE VOTING POWER
                                   :
                                   :                19,887,317 (1)
                                   :
NUMBER OF SHARES                   :    (8)     SHARED VOTING POWER
BENEFICIALLY OWNED BY              :
EACH REPORTING PERSON WITH         :                20,272,946 (2)
                                   :
                                   :    (9)     SOLE DISPOSITIVE POWER

                                   :                19,887,317 (1)
                                   :
                                   :    (10)    SHARED DISPOSITIVE POWER

                                   :                    0 (2)

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,160,263 (1) and (2)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES*                        [X]


(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         Approximately 33.5%

(14)     TYPE OF REPORTING PERSON*
         CO

         SEE INSTRUCTIONS BEFORE FILLING OUT

(1) 19,887,317 of the shares of common stock, par value $0.0001 per share ("Issuer Common Stock"), of Netscape Communications Corporation (the "Issuer") covered by this Schedule 13D are purchasable by the Reporting Person upon exercise of an option granted to the Reporting Person as of November 23, 1998 (the "Option"), and described in Items 3 and 4 of this Schedule 13D. Prior to the exercise of the Option, the Reporting Person is not entitled to any rights as a stockholder of the Issuer as to the shares of Issuer Common Stock covered by the Option. The Option may only be exercised upon the happening of certain events referred to in Item 4, none of which has occurred as of the date hereof. The Reporting Person expressly disclaims beneficial ownership of any of the shares of Issuer Common Stock which are purchasable by the Reporting Person upon exercise of the Option until such time as the Reporting Person purchases any such shares of Issuer Common Stock upon any such exercise. Based on the number of shares of Issuer Common Stock outstanding on November 23, 1998 as represented by the Issuer in the Agreement and Plan of Merger by and among the Issuer, the Reporting Person and Apollo Acquisition Corp., a Delaware corporation and a newly-formed wholly owned direct subsidiary of the Reporting Person ("Newco"), dated as of November 23, 1998 (the "Merger Agreement"), the number of shares of Issuer Common Stock indicated represents 19.9% of the total outstanding shares of Issuer Common Stock, excluding shares of Issuer Common Stock issuable upon exercise of the Option.

(2) 20,272,946 of the shares of the Issuer Common Stock covered by this report are subject to a Voting Agreement entered into by certain stockholders of the Issuer with the Reporting Person pursuant to which such stockholders have agreed to vote all of the shares of Issuer Common Stock beneficially owned by such stockholders in favor of the proposed merger of Newco with and into the Issuer. The Reporting Person expressly disclaims beneficial ownership of any of the shares of Issuer Common Stock covered by the Voting Agreement. Based on the number of shares of Issuer Common Stock outstanding on November 23, 1998 as represented by the Issuer in the Merger Agreement, the number of shares of Issuer Common Stock indicated represents approximately 20.3% of the outstanding shares of Issuer Common Stock, excluding the shares of Issuer Common Stock issuable upon exercise of the Option (as described above).

(3)      After giving effect to the exercise of the Option.

Item 1.  Security and Issuer.

         This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $0.0001 per share (the "Shares" or the "Issuer Common Stock"), of Netscape Communications Corporation, a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 501 East Middlefield Road, Mountain View, California, 94043.

Item 2.  Identity and Background.

         (a)-(c) This Schedule 13D is filed by America Online, Inc., a Delaware corporation (the "Reporting Person"). The address of the principal business and principal office of the Reporting Person is 22000 AOL Way, Dulles, Virginia 20166-9323. The Reporting Person is the world's largest Internet online service provider.

         As a result of entering into the Voting Agreement described in Items 3 and 4 below, the Reporting Person may be deemed to have formed a "group" with each of the Stockholders (as defined in Item 3 below), for purposes of Section 13(d)(3) of the Act and Rule 13d-5(b)(1) thereunder. The Reporting Person expressly declares that the filing of this Schedule 13D shall not be construed as an admission by it that it has formed any such group.

         To the best knowledge of the Reporting Person, the name of each Stockholder, each Stockholder's resident address and the number of Shares owned by each Stockholder is set forth in Schedule A to the Voting Agreement, a copy of which is included as Exhibit 3 to this Schedule 13D and which Schedule A is incorporated herein in its entirety by reference. To the best knowledge of the Reporting Person, based on the Issuer's 1998 Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 16, 1998, the following Stockholders are presently employed by the Issuer and the present principal occupation of each is as follows: Mr. Barksdale, President and Chief Executive Officer, Mr. Andreessen, Executive Vice President, Products, and Mr. Clark, Chairman of the Board.

         To the best of the Reporting Person's knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of the Reporting Person, and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

         (d)-(e) During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the executive officers or directors of the Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Reporting Person entered into an Agreement and Plan of Merger dated as of November 23, 1998 by and among the Reporting Person, Apollo Acquisition Corp., a Delaware corporation and newly-formed wholly owned direct subsidiary of the Reporting Person ("Newco"), and the Issuer (the "Merger Agreement"), providing for the merger (the "Merger") of Newco with and into the Issuer with the Issuer as the surviving corporation, pursuant to which each outstanding Share will be converted into the right to receive .45 shares of common stock, par value $0.01 per share, of the Reporting Person. The Merger is subject to the approval of the Merger Agreement by the Issuer's stockholders, the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any other required regulatory approvals, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement.

         As an inducement for the Reporting Person to enter into the Merger Agreement and in consideration thereof, the Issuer and the Reporting Person entered into that certain Stock Option Agreement (the "Option Agreement"), dated as of November 23, 1998, whereby Issuer granted to the Reporting Person an option (the "Option") to purchase, under certain circumstances described therein, up to 19,887,317 Shares at a purchase price per Share equal to $33.94, as adjusted as provided therein (the "Purchase Price"). Based on the number of Shares outstanding on November 23, 1998 as represented by the Issuer in the Merger Agreement, the Option would be exercisable for approximately 19.9% of the outstanding Shares, or approximately 16.6% of the Shares on a fully diluted basis after giving effect to the exercise of the Option. The Reporting Person did not pay additional consideration to the Issuer in connection with the Issuer entering into the Option Agreement and granting the Option.

         None of the Triggering Events (defined in Item 4 below) permitting the exercise of the Option has occurred as of the date hereof. In the event that the Option becomes exercisable and the Reporting Person wishes to purchase the Shares subject thereto, the Reporting Person anticipates that it would fund the exercise price with working capital. See also Item 4 below.

         As a further inducement for the Reporting Person to enter into the Merger Agreement and in consideration thereof, James L. Barksdale, Marc L. Andreessen, certain trusts of which Mr. Andreessen is trustee, James H. Clark and Monaco Partners LP and Clark Ventures Inc., each of which is controlled by Mr. Clark (collectively, the "Stockholders"), entered into a Voting Agreement (the "Voting Agreement"), dated as of November 23, 1998, with the Reporting Person whereby the Stockholders agreed, severally and not jointly, to vote all of the Shares beneficially owned by them in favor of approval and adoption of the Merger Agreement. The Reporting Person did not pay additional consideration to any Stockholder in connection with the execution and delivery of the Voting Agreement.

         References to, and descriptions of, the Merger Agreement, the Option Agreement and the Voting Agreement, respectively, as set forth above in this
Item 3, are qualified in their entirety by reference to the copies of the Merger Agreement, the Option Agreement and the Voting Agreement, respectively, included as Exhibits 1, 2 and 3, respectively, to this Schedule 13D, and are incorporated in this Item 3 in their entirety, respectively, where such references and descriptions appear.

Item 4.  Purpose of the Transaction.

         (a)-(j) The information  set forth,  or  incorporated by reference,  in
Item 3 is hereby incorporated herein by reference.

         Pursuant to the Option Agreement, the Issuer has granted the Reporting Person the Option. Upon the terms and subject to the conditions set forth in the Option Agreement, the Reporting Person may exercise the Option, in whole or in part, at any time and from time to time following the occurrence of certain events (each, a "Triggering Event"). In general, Triggering Events include: (i) the termination of the Merger Agreement if (a) the Board of Directors of the Issuer does not, or resolves not to, recommend that the Issuer's stockholders approve and adopt the Merger Agreement, (b) the Board of Directors of the Issuer makes, or resolves to make, any public recommendation (other than a rejection) with respect to any Acquisition Proposal (as defined in the Merger Agreement) or
(c) the Issuer takes any action prohibited by the No Solicitation  provisions of
Section 7.1 of the Merger Agreement; and (ii) termination of the Merger Agreement if the requisite approval of the Merger Agreement by the Issuer's stockholders is not obtained and (a) at or prior to the Issuer's stockholders' meeting convened to approve the Merger Agreement an Acquisition Proposal shall have been publicly announced or disclosed and (b) within 6 months following such termination (1) a third party or group acquires Issuer Common Stock which results in such third party or group having beneficial ownership of 35% or more of the then outstanding Issuer Common Stock or (2) a sale, transfer or license (having a similar effect as a sale or transfer) of 35% or more of the fair market value of the assets of the Issuer is consummated with a third party or group, other than in the ordinary course of business, or (3) a definitive agreement with respect to any transaction referred to in (1) or (2) is executed by the Issuer. The Option expires on the date which is one year from the occurrence of any Triggering Event if AOL does not provided written notice of exercise of the Option, and terminates at the earliest of (i) the completion of the Merger, (ii) the termination of the Merger Agreement other than under circumstances whereby the Option is immediately, or potentially (upon the occurrence of certain subsequent events as described in clause (ii)(b)of the immediately proceeding sentence), exercisable or (iii) the date which is six (6) months after termination of the Merger Agreement under circumstances whereby the Option is not immediately but is potentially exercisable (upon the occurrence of certain subsequent events as described in clause (ii)(b) of the immediately preceding sentence), provided no Triggering Event has occurred.

         Upon the occurrence of certain events set forth in the Option Agreement, the Issuer is required to repurchase the Option. In addition, the Option Agreement grants certain registration rights to the Reporting Person with respect to the Shares subject to the Option. Also, under certain circumstances, the Issuer is entitled to a right of first refusal if the Reporting Person desires to sell all or any part of the Option or Shares acquired by it pursuant thereto. The Company has the right for a specified period, commencing seven months after exercise of the Option, to purchase the Shares acquired upon such exercise at a price specified in the Option Agreement.

         Pursuant to the Voting Agreement, the Stockholders have agreed to vote all of the Shares beneficially owned by them in favor of the approval and adoption of the Merger Agreement. The Voting Agreement terminates upon the earlier to occur of the completion of the Merger or the termination of the Merger Agreement. The name of each Stockholder and the number of outstanding shares of Issuer Common Stock held by each Stockholder are set forth on Schedule A to the Voting Agreement which is incorporated herein by reference.

         The purpose of the Option Agreement and the Voting Agreement are to facilitate consummation of the Merger.

         Upon consummation of the Merger as contemplated by the Merger Agreement, (a) Newco will be merged into the Issuer, (b) the Board of Directors of the Issuer will be replaced by the Board of Directors of Newco, (c) the Certificate of Incorporation and Bylaws of the Issuer will be replaced by the Certificate of Incorporation and Bylaws of Newco, (d) the Shares will cease to be authorized for listing on the Nasdaq National Market and (e) the Shares will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

         References to, and descriptions of, the Merger Agreement, the Option Agreement and the Voting Agreement, respectively, as set forth above in this
Item 4, are qualified in their entirety by reference to the copies of the Merger Agreement, the Option Agreement and the Voting Agreement, respectively, included as Exhibits 1, 2 and 3, respectively, to this Schedule 13D, and are incorporated in this Item 4 in their entirety, respectively, where such references and descriptions appear.

Item 5.  Interest in Securities of the Issuer.

         (a)-(b) The number of Shares covered by the Option is 19,887,317, which constitutes, based on the number of Shares outstanding on November 23, 1998 as represented by the Issuer in the Merger Agreement, approximately (i) 19.9% of Issuer Common Stock, or (ii) 16.6% of the shares of Issuer Common Stock that would be outstanding after giving effect to the exercise of the Option.

         Prior to the exercise of the Option, the Reporting Person (i) is not entitled to any rights as a stockholder of Issuer as to the Shares covered by the Option and (ii) disclaims any beneficial ownership of the shares of Issuer Common Stock which are purchasable by the Reporting Person upon exercise of the Option because the Option is exercisable only in the limited circumstances referred to in Item 4 above, none of which has occurred as of the date hereof. If the Option were exercised, the Reporting Person would have the sole right to vote and to dispose of the shares of Issuer Common Stock issued as a result of such exercise, subject to the terms and conditions of the Option Agreement. See the information in Items 3 and 4 above with respect to the Option Agreement, which information is incorporated herein by reference.

          The number of Shares covered by the Voting Agreement is 20,272,946 (including 400 shares subject to options held by Messrs. Barksdale and Clark, which are exercisable within 60 days of December 2, 1998), which constitutes approximately 20.3% of the Issuer Common Stock, based on the number of Shares outstanding on November 23, 1998, as represented by the Issuer in the Merger Agreement. Based on the number of Shares outstanding on November 23, 1998, as represented by the Issuer in the Merger Agreement, and the number of Shares set forth in Schedule A to the Voting Agreement, Mr. Barksdale (including Shares held of record by John Barksdale, James L. Barksdale's son), Mr. Andreessen (including Shares held by trusts listed on such Schedule A of which the Reporting Person understands, based solely on information supplied by the Issuer, Mr. Andreessen is trustee) and James H. Clark (including Shares held by Monaco Partners LP and Clark Ventures, Inc., each of which the Reporting Person understands, based solely on information supplied by the Issuer, is controlled by Mr. Clark), beneficially own, respectively, 5.1%, .75% and 14.4% of the outstanding Issuer Common Stock.

         By virtue of the Voting Agreement, the Reporting Person may be deemed to share with the respective Stockholders the power to vote Shares subject to the Voting Agreement. However, the Reporting Person (i) is not entitled to any rights as a stockholder of Issuer as to the Shares covered by the Voting Agreement and (ii) disclaims any beneficial ownership of the shares of Issuer Common Stock which are covered by the Voting Agreement. See the information in
Item 2 with respect to the Stockholders and the information in Items 3 and 4 with respect to the Voting Agreement, which information is incorporated herein by reference.

          Stephen M. Case, Chairman of the Board and Chief Executive Officer of the Reporting Person, beneficially owns and has sole power to vote and dispose of, 2,830 Shares, representing less than 1% of the outstanding Issuer Common Stock (based on the number of Shares outstanding on November 23, 1998, as represented by the Issuer in the Merger Agreement).

          (c) Other than as set forth in this Item 5(a)-(b), to the best of the Reporting Person's knowledge as of the date hereof (i) neither the Reporting Person nor any subsidiary or affiliate of the Reporting Person nor any of the Reporting Person's executive officers or directors, beneficially owns any shares of Issuer Common Stock except for Stephen M. Case as described above, and (ii) there have been no transactions in the shares of Issuer Common Stock effected during the past 60 days by the Reporting Person, nor to the best of the Reporting Person's knowledge, by any subsidiary or affiliate of the Reporting Person or any of the Reporting Person's executive officers of directors.

         (d) No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer Common Stock obtainable by the Reporting Person upon exercise of the Option.

(e)      Not applicable.

         Reference to, and descriptions of, the Merger Agreement, Option Agreement and Voting Agreement, respectively, as set forth in this Item 5, are qualified in their entirety by reference to the copies of the Merger Agreement, the Option Agreement and the Voting Agreement, respectively, included as Exhibits 1, 2 and 3, respectively, to this Schedule 13D, and incorporated in this Item 5 in their entirety, respectively, where such references and descriptions appear.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated herein by reference. Copies of the Merger Agreement, the Option Agreement and the Voting Agreement are included as Exhibits 1, 2 and 3, respectively, to this Schedule 13D. To the best of the Reporting Person's knowledge, except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationship (legal or otherwise) among the persons named in Item 2 above and between any such persons and any person which respect to any securities to the Issuer.

Item 7.  Material to be Filed as Exhibits.

Exhibit    Description

  1 Agreement and Plan of Merger, dated as of November 23, 1998 by and among America Online, Inc., Apollo Acquisition Corp. and Netscape Communications Corporation (without exhibits).

  2 Stock Option Agreement, dated as of November 23, 1998, by and between America Online, Inc. and Netscape Communications Corporation.

  3 Voting Agreement, dated as of November 23, 1998, by and among America Online, Inc. and each of the parties identified on Schedule A attached thereto.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.

                                     AMERICA ONLINE, INC.


                                     By:    /s/James F. MacGuidwin
                                     Name:  James F. MacGuidwin
                                     Title: Vice President, Controller and Chief
                                            Accounting and Budget Officer

Dated: December 3, 1998


                                                                     SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                             OF AMERICA ONLINE, INC.

         The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of the Reporting Person. Except as indicated below, each such person is a U.S. citizen, and the business address of each such person is 22000 AOL Way, Dulles, Virginia 20166-9323.

                               Board of Directors

Name and Title                      Present Principal Occupation

Stephen M. Case,                    Chief Executive Officer and
  Chairman of the Board             Chairman of the Board;
                                    America Online, Inc.
Daniel F. Akerson,                  Chairman of the Board and Chief Executive
  Director                          Officer; Nextel Communications, Inc.
Frank J. Caufield,                  General Partner;
  Director                          Kleiner Perkins Caufield & Byers
General Alexander M. Haig, Jr.,     Chairman and President;
  Director                          Worldwide Associates, Inc.
William N. Melton,                  President and Chief Executive Officer;
  Director                          CyberCash, Inc.
Dr. Thomas Middelhoff*,             Chairman of the Board;
  Director                          Bertelsmann AG
Robert. W. Pittman,                 President and Chief Operating Officer;
  Director                          America Online, Inc.
General Colin L. Powell,            Chairman;
  Director                          America's Promise: The Alliance for Youth
Franklin D. Raines,                 Chairman and Chief Executive Officer
  Director                          Designate; Fannie Mae


*German Citizen


                    Executive Officers Who Are Not Directors

                              Title and Present
Name                          Principal Occupation**

Kathryn A. Bushkin            Senior Vice President, Chief Communications
                              Officer;
                              America Online, Inc.
Miles R. Gilburne             Senior Vice President, Corporate Development;
                              America Online, Inc.
J. Michael Kelly              Senior Vice President, Chief Financial Officer,
                              Treasurer and Assistant Secretary;
                              America Online, Inc.
Lennert J. Leader             President; AOL Investments;
                              America Online, Inc.
James MacGuidwin              Vice President, Chief Accounting Officer and
                              Controller;
                              America Online, Inc.
Kenneth J. Novack             Vice Chairman;
                              America Online, Inc.
George Vradenburg, III        Senior Vice President, Global and Strategic
                              Policy;
                              America Online, Inc.


**The present principal occupation of each of the named executive officers is the same as the named position held with America Online, Inc.


                                            EXHIBIT INDEX

Exhibit       Description

   1 Agreement and Plan of Merger, dated as of November 23, 1998 by and among America Online, Inc., Apollo Acquisition Corp. and Netscape Communications Corporation (without exhibits).

   2 Stock Option Agreement, dated as of November 23, 1998 by and between America Online, Inc. and Netscape Communications Corporation.

   3 Voting Agreement, dated as of November 23, 1998, by and among America Online, Inc. and each of the parties identified on Schedule A attached thereto.